UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number:  001-32199

SHIP FINANCE INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”), dated January 26, 2009, announcing changes in the Company’s board of directors.

This Report on Form 6-K, with the exception of the comments of Craig H. Stevenson, Jr. and Hans Petter Aas contained in the third and fourth paragraphs of the press release, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-150125), filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2008, and the Company’s registration statement on Form F-3 (File No. 333-155975), filed with the SEC on December 5, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED
(registrant)

Dated: March 4, 2009	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Financial Officer
Ship Finance Management AS

SK 23153 0001 972332

Exhibit 1

SFL –Changes in the Board of Directors

Press release from Ship Finance International Limited, January 26, 2009

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”), today announces the following changes in our Board of Directors:

Mr. Hans Petter Aas will take over as Chairman of the Board, while Mr. Craig H. Stevenson Jr., who has been Chairman of the Board since September 2007, will continue as a non-executive board member.

Craig H. Stevenson, Jr., said in a comment: “We are very pleased that Mr. Aas has accepted the position of Chairman of the Board of Ship Finance.  In the near term, I will be focusing more on the expansion of Diamond S Shipping, Inc., a joint venture between myself and First Reserve Corporation, while Mr. Aas, who is based in Norway, will assume a more active role in the interaction with the Company’s management team in Oslo. He has a long and distinguished career in the international shipping and offshore markets, and his background will be ideal to identify business opportunities for the Company in the current market environment.”

Hans Petter Aas said in a comment: “I am excited to be nominated Chairman of the Board. Ship Finance is one of the largest ship owning companies in the world, and has a diversified asset base and very high charter backlog. These are turbulent times for the shipping and credit markets, but I am convinced that Ship Finance will be able to take advantage of interesting investment opportunities that may arise.”

Non-executive board member Mr. Tor Olav Trøim, has decided to resign, following the appointment of Ms. Cecilie Astrup Fredriksen to the Board of Directors in November 2008. Mr. Trøim has been a member of the Board since the Company’s inception in 2003, and Ms. Fredriksen will continue to represent our largest shareholder in the Board of Directors.

January 26, 2009
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions, the Company has a fleet of 70 vessels, including 33 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 container vessels, three dry bulk carriers, six offshore supply vessels, two jack-up drilling rigs and three ultra-deepwater drilling units. The fleet is one of the largest in the world and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management’s examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.